Domtar

82-18

2. Domtar Inc.
Second Quarter 2002

SUPPL



I LOVE YOU
"The new strength of paper, you'll find it in your kitchen."

Highlights

—Net earnings of $55 million, or $0.24 per common share, including the reversal of a $28 million ($19 million net of income taxes) provision to cover countervailing and antidumping duties on softwood lumber exports to the United States.

—Net earnings (excluding the reversal of provision) of $36 million, or $0.16 per common share, despite:

- –5% decrease in selling prices compared to the second quarter of 2001; and
- –market-related downtime resulting in a curtailment of paper production by 6,000 tons and slowed back or curtailed production of pulp by 20,000 tons.

—Operating profit of $118 million or $90 million when excluding the $28 million reversal of provision.

—Net debt-to-total-capitalization ratio reduced from 55% as at December 31, 2001 to 52% as at June 30, 2002.

Recent developments

—Acquisition-related synergies reached an annualized run rate of US$45 million.

—Domtar-owned Canadian merchant Buntin-Reid became the first paper merchant in North America to obtain Forest Stewardship Council (FSC) Chain of Custody certification.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, printing and publishing papers, and specialty and technical papers. Domtar manages according to internationally recognized standards 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

For further information

Investor relations
Christian Dubé
Senior Vice-President
and Chief Financial Officer
Tel.: 514 [illegible]
Fax: 514 [illegible]

Jean-Sébastien Vaillancourt
Manager, Investor Relations
Tel.: 514 [illegible]
Fax: 514 [illegible]
E-mail: [illegible]

Communications
[illegible]
Vice-President,
Communications &
Government Relations
Tel.: 514 [illegible]
Fax: 514 [illegible]

Head Office
395 de Maisonneuve Blvd. West
Montréal, Quebec H3A 1L6
Tel.: 514 [illegible]
Internet: www.domtar.com

Brokerage firms that follow Domtar:

Bank of New York
CIBC Capital Markets
Deutsche Bank Securities Inc.
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
National Bank Financial
Nesbitt Burns
Raymond James
RBC Capital Markets
Research Capital Corp.
Salomon Smith Barney Inc.
Scotia Capital Markets
TD Securities Inc.
UBS Warburg
[illegible]



Dear Shareholder,

We are pleased with what we have accomplished during the first six months of the year. These achievements, due in large part to the contribution of our four new U.S. mills and the implementation of our two profitability improvement programs, testify to our efforts to create value for our customers, shareholders and employees.

In terms of the synergies stemming from the acquisition of our four new mills in the United States, we are confident of reaching our objective of an annualized run rate of US$65 million by the end of the year. At the end of the first six months, we reached an annualized run rate of US$45 million. In addition, the progress made in our Quality and Profitability program should enable us to generate $100 million by the end of 2003.

Free cash flow totalled $189 million during the first half of 2002. This improvement of $163 million over the same period last year is the result of: a decrease in capital expenditures; an increase in earnings before interest, taxes, depreciation and amortization (EBITDA); and a drop in requirements for working capital. Consequently, the net debt-to-total-capitalization ratio was at 52% as at June 30, 2002—a drop of 3% compared to December 31, 2001 and putting us in a good position to reach 50% by the end of the year.

During the second quarter, prices for Domtar products were 8% lower than average for a business cycle. However, we did see a slight 1% increase toward the end of the quarter—the first since fall 2000.

It goes without saying that we will continue to work relentlessly on effectively implementing our profitability improvement programs. We are proud to note that our progress has been recognized by financial markets, as was demonstrated by the performance of our stock, compared to major indices.

Raymond Royer
President and Chief Executive Officer

The Management's Discussion and Analysis (MD&A) contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).

Our Business

Business Profile

Domtar's reporting segments correspond to the following four business activities: Papers, Paper Merchants, Wood and Packaging. For the year ended December 31, 2001 our consolidated net sales were $4.4 billion, including the net sales from the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition). If the Acquisition had occurred on January 1, 2001 our pro forma consolidated net sales would have been $5.5 billion.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located, and approximately 85% of our paper sales are generated, in the United States. Uncoated and coated freesheet papers, our principal products, are used for business, printing and publishing, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 630,000 tons. Our Papers business is our most important segment and represented approximately 57% of our consolidated net sales during the first six months of 2002.

Categories	Business Papers		Printing and Publishing Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging	Offset Business converting	Lightweight Opaques Text and cover	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at June 30, 2002: 2,700,000 tons					
	700,000 tons (26%)	200,000 tons (7%)	500,000 tons (19%)	535,000 tons (20%)	400,000 tons (15%)	365,000 tons (13%)

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the announcement we made on March 27, 2002 to close three paper machines: two in St. Catharines, Ontario and one in Nekoosa, Wisconsin resulting in the reduction of 50,000 tons of paper manufacturing capacity at St. Catharines and 30,000 tons at Nekoosa. St. Catharines will cease operations at the end of September 2002.

Paper Merchants

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well as by other manufacturers. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large client base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first six months of 2002.

Wood

Our Wood business includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources. We are one of the largest producers of wood products in eastern Canada, with 14 sawmills and two re-manufacturing facilities, with an annual capacity of 1.2 billion board feet. We seek to maximize the utilization of forestlands for which we are responsible through efficient management and by following sustainable forest management practices so that the forestlands provide a continuous supply of wood for future needs. Our Wood business represented 10% of our consolidated net sales during the first six months of 2002.

Packaging

Our Packaging business represents our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac and its debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac by the proportionate consolidation method. Norampac's network of 26 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales during the first six months of 2002.

Summary of Operating Results

Financial Highlights

(In millions of Canadian dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2002	2001[1]	2002	2001[1]
	$	$	$	$
Net sales	1,416	944	2,744	1,898
EBITDA	217	149	359	287
Operating profit	118	88	150	166
Net earnings	55	87	44	108
Net earnings per share (basic)	0.24	0.48	0.19	0.59
Net sales allocation by segment (%):				
Papers	56	42	57	43
Paper Merchants	21	31	22	32
Wood	12	12	10	11
Packaging	11	15	11	14
Total	100	100	100	100
Selling price index (%)	92	97	91	99

1 Figures have been restated following the application of amended accounting recommandations that are described in "Accounting changes".

Second Quarter 2002 vs Second Quarter 2001

Net Sales of $1.4 Billion

Net sales for the second quarter of 2002 totaled $1,416 million, up $472 million (or 50%) from net sales of $944 million in the second quarter of 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the second quarter of 2002 would have amounted to $982 million, a $38 million increase compared to net sales of $944 million in the second quarter of 2001. This increase was mainly due to higher shipments in all of our businesses except paper, a $28 million reversal of a provision (of which $20 million had been recorded in the second half of 2001 and $8 million had been recorded in the first quarter of 2002) for countervailing and antidumping duties on exports of softwood lumber to the United States, as well as a stronger U.S. dollar, net of costs related to our hedging program. These positive factors were partially offset by lower transaction prices for all of our businesses. Overall, the second quarter of 2002 pricing is at 92% of our selling price index, compared to 97% during the corresponding period of 2001. (See Sensitivity Analysis.)

Operating Profit of $118 Million

Cost of sales increased by $370 million (or 50%) in the second quarter of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills and our share of Norampac's recent acquisitions, by higher shipments except paper, partially offset by lower purchased fiber and energy costs.

Selling, general and administrative (SG&A) expenses increased by $34 million (or 67%) in the second quarter of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and our share of Norampac's recent acquisitions, as well as the cashing in of certain insurance policies totaling $16 million that were applied to SG&A expenses in the second quarter of 2001.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the second quarter of 2002 amounted to $217 million compared to $149 million in the second quarter of 2001 and operating profit for the second quarter of 2002 amounted to $118 million compared to $88 million for the corresponding quarter of 2001.

Net Earnings of $55 Million

Net earnings for the second quarter of 2002 amounted to $55 million ($0.24 per common share) compared to net earnings of $87 million ($0.48 per common share) for the same quarter in 2001. The second quarter 2002 results included earnings from the reversal of a provision with respect to countervailing and antidumping duties on exports of softwood lumber, representing $19 million net of income taxes ($0.08 per common share). The second quarter 2001 net earnings included earnings from non-recurring items primarily due to cashing in of certain insurance policies, representing $9 million net of income taxes ($0.05 per common share), the recognition of unrealized foreign exchange gains in accordance with amended accounting recommendations, representing $11 million net of income taxes ($0.06 per common share), as well as a reduction of $33 million ($0.18 per common share) of income tax expense related to a reduction in enacted income tax rates.

Six Months Ended June 30, 2002 vs Six Months Ended June 30, 2001

Net Sales of $2.7 Billion

Net sales for the six months ended June 30, 2002 totaled $2,744 million, up $846 million (or 45%) from net sales of $1,898 million, over the same period in 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the first half of 2002 would have amounted to $1,889 million, a $9 million decrease compared to net sales of $1,898 million for the corresponding period in 2001. This decrease was mainly due to lower transaction prices for all of our businesses except for Wood, partially offset by higher shipments for all of our businesses except paper, by the $20 million net impact of the reversal of provision for countervailing and antidumping duties on exports of softwood lumber, ($28 million reversal of a provision in the second quarter of 2002 net of the $8 million provision recorded in the first quarter of 2002), as well as by a stronger U.S. dollar, net of costs related to our hedging program. Overall, the first six months of 2002 pricing is at 91% of our selling price index, compared to 99% during the corresponding period in 2001.

Operating Profit of $150 Million

On March 27, 2002 we announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter of 2002 earnings of $45 million ($30 million net of income taxes), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition. In accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the six months ended June 30, 2002 earnings.

Cost of sales increased by $685 million (or 46%) in the first six months of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills and our share of Norampac's recent acquisitions, by higher shipments except paper, partially offset by lower purchased fiber and energy costs.

Selling, general and administrative (SG&A) expenses increased by $58 million (or 54%) in the first half of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and our share of Norampac's recent acquisitions, as well as the cashing in of certain insurance policies that were applied to SG&A expenses in 2001.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the first six months of 2002 amounted to $359 million compared to $287 million in the first six months of 2001 and operating profit for the first six months of 2002 amounted to $150 million (or $195 million excluding closure costs) compared to $166 million for the corresponding period of 2001.

Net Earnings of $44 Million

The net earnings for the first six months of 2002 amounted to $44 million ($0.19 per common share) compared to net earnings of $108 million ($0.59 per common share) for the same period in 2001. The year-to-date 2002 net earnings included a provision for closure costs described previously of $30 million net of income taxes ($0.13 per common share), earnings from the net impact of the reversal of a provision for countervailing and antidumping duties on exports of softwood lumber, representing $14 million net of income taxes ($0.06 per common share). The year-to-date 2001 net earnings included earnings from non-recurring items primarily due to cashing in of certain insurance policies, representing $9 million net of income taxes ($0.05 per common share) as well as a reduction of $33 million ($0.18 per common share) of income tax expense related to a reduction in enacted income tax rates.

Papers

Selected Information

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	790	395	1,580	822
Operating profit (millions of Canadian dollars)	60	44	78	118
Operating profit excluding closure costs (millions of Canadian dollars)	60	44	123	118
Shipments:				
Paper ('000 ST)	641	339	1,297	672
Pulp ('000 ADST)	208	72	388	152
Shipment paper product offering (%):				
Copy and offset grades	54	44	54	42
Uncoated printing & publishing and premium imaging grades	18	18	19	20
Coated printing & publishing grades	13	28	12	27
Technical & specialty grades	15	10	15	11
Total	100	100	100	100
Benchmark nominal prices[1]:				
Copy 20 lb sheets (US$/ton)	780	823	770	845
Offset 50 lb rolls (US$/ton)	690	723	683	747
Coated publication, no. 3, 60 lb, rolls (US$/ton)	740	840	780	885
Pulp NBSK (US$/tonne)	482	568	481	624

[1] Source: Pulp & Paper Week.

Sales, Shipments and Operating Profit

Net sales in our Papers business, representing 56% of consolidated net sales in the second quarter of 2002, amounted to $790 million, an increase of $395 million (or 100%) compared to the second quarter of 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills, partially offset by the effect of decreases in transaction prices for both paper and pulp and lower shipments for paper at mills excluding Acquired Mills. On a year-to-date basis, net sales of paper and pulp increased by $758 million (or 92%) compared to the same period in 2001, for the same reasons noted above.

Operating profit in the Papers business amounted to $60 million in the second quarter of 2002, a 36% increase compared to $44 million in the second quarter of 2001. This increase was primarily due to the inclusion of operating profit of the Acquired Mills, lower purchased fiber and energy costs, the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program, as well as to the realization of Acquisition-related synergies. These positive factors were partially offset by lower prices for both paper and pulp and by lower shipments for paper at mills excluding Acquired Mills. On a year-to-date basis, operating profit amounted to $78 million, a 34% decrease compared to the same period of 2001. Excluding the $45 million provision related to closure costs of the St. Catharines mill, operating profit amounted to $123 million, a $5 million increase (or 4%) compared to $118 million in the second quarter of 2001. This increase was attributable to all the factors mentioned above.

Pricing Environment

Our average transaction prices in the second quarter of 2002 for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated printing and publishing papers) decreased by

US$24/ton compared to the prices experienced in the second quarter of 2001. Prices for copy and offset grades increased by approximately US$30/ton during the second quarter of 2002 reflecting most of the US$40/ton price increase announced for April 1, 2002. For the six months ended June 30, 2002 average transaction prices for 50 lb offset rolls and 20 lb copy sheets decreased by US$54/ton compared to the average prices experienced in the corresponding period of 2001.

Our weighted average transaction price for all our coated printing & publishing papers in the second quarter of 2002 decreased by US$31/ton compared to the corresponding quarter of 2001. For the six months ended June 30, 2002 average transaction prices decreased by US$48/ton.

Discipline by pulp producers to manage supply resulted in the implementation of successive price increases for both hardwood and softwood pulp in May and June 2002. Nonetheless, our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices in the second quarter of 2002 decreased by an average of US$34/tonne compared to the same quarter in 2001. For the six months ended June 30, 2002 average transaction prices decreased by US$97/tonne compared to the same period last year. Effective July 1, 2002 we implemented an additional US$10/tonne price increase for both NBSK and NBHK, respectively.

Production Efficiency

In the Papers business, our efforts to integrate our newly Acquired Mills continued. A majority of our new employees (82% of employees of the new Acquired Mills) have already participated in interactive training sessions on Domtar's management philosophy and corporate values.

In the second quarter of 2002, we took market-related downtime, curtailing production by 6,000 tons of paper, representing approximately 1% of our second quarter 2002 production capacity. In addition, during the second quarter of 2002, we slowed back or curtailed production of pulp by 20,000 tons. On a year-to-date basis, we have curtailed production by 44,000 tons of paper and 38,000 tons of pulp. This reflects our commitment to adjust production to our customers' needs.

During the second quarter of 2002, we continued to focus our efforts on reducing our costs and on achieving synergies related to the Acquisition. As at June 30, 2002 we reached an annualized run rate of US$45 million on our synergies and we are committed to meeting our objective of achieving an annualized run rate of US$65 million by the end of 2002.

Paper Merchants

Selected Information	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	298	294	597	612
Operating profit (millions of Canadian dollars)	7	5	14	10

Sales and Operating Profit

Net sales in the Paper Merchants business, representing 21% of consolidated net sales in the second quarter of 2002, amounted to $298 million, an increase of $4 million (or 1%) compared to the corresponding period of 2001. This increase is mainly due to continued volume growth and market share gains throughout all North American regions, partially offset by lower selling prices. On a year-to-date basis, net sales of Paper Merchants amounted to $597 million, a decrease of $15 million (or 2%) compared to the same period in 2001 due to lower selling prices, partially offset by volume improvements.

Operating profit in the Paper Merchants business of $7 million generated an operating margin of 2.3% in the second quarter of 2002 compared to operating profit of $5 million and operating margin of 1.7% in the corresponding period of 2001. The increase in operating profit was due to improved margins from favorable sales mix combined with further cost reductions in logistics and SG&A activities. On a year-to-date basis, operating profit of $14 million generated an operating margin of 2.3% compared to operating profit of $10 million and operating margin of 1.6% for the same period of 2001. The increase in operating profit is attributed to the combined impact of higher volumes, improved margins and a lower overall cost structure emanating from initiatives within the restructured Paper Merchants business unit.

Selected Information

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	167	112	271	199
Operating profit (loss) (millions of Canadian dollars)	33	4	23	(16)
Shipments (millions of FBM)	306	239	530	466
Shipments product offering (%):				
Random lengths	40	42	43	41
Studs	37	36	35	36
Value-added	16	15	15	16
Industrial	7	7	7	7
Total	100	100	100	100
Benchmark nominal prices[1]:				
Lumber 2x4x8 R/L no. 1 & no. 2 (US$/MFBM)	361	392	357	341
Lumber 2x4x8 stud (US$/MFBM)	366	414	361	356

1 Source: Random Lengths.

Sales, Shipments and Operating Profit

Net sales in the Wood business, representing 12% of our consolidated net sales in the second quarter of 2002, amounted to $167 million, an increase of $55 million (or 49%) compared to the second quarter of 2001. Net sales increased primarily as a result of a $28 million reversal of a provision (of which $20 million had been recorded in the second half of 2001 and $8 million had been recorded in the first quarter of 2002) with respect to countervailing and antidumping duties on exports of softwood lumber to the United States as well as a result of higher shipments. These factors were partially offset by lower selling prices as well as by the $5 million cash duties paid on shipments exported to the U.S. after May 22, 2002. On a year-to-date basis, net sales amounted to $271 million, an increase of $72 million (or 36%) compared to the first six months of 2001, as a result of the $20 million net impact of the reversal of provision for lumber duties, higher shipments and higher selling prices, partially offset by the $5 million cash duties paid on shipments exported to the U.S.

Operating profit amounted to $33 million in the second quarter of 2002 compared to $4 million in the second quarter of 2001. The $29 million increase is primarily due to the $28 million reversal of provision with respect to lumber duties, and higher shipments, partially offset by lower selling prices and by the $5 million cash duties paid. In addition, in the second quarter of 2001, the Wood business was affected by costs related to the Nairn strike as well as the start-up of the new equipment. For the first six months of 2002, operating profit was $23 million compared to an operating loss of $16 million for the same period last year. The $39 million increase is a result of the $20 million net impact of the reversal of provision for lumber duties, higher selling prices and higher shipments, partially offset by the $5 million cash duties paid. In the first half of 2001, the Wood business was affected by costs related to the Nairn strike as well as the start-up of new equipment.

Pricing Environment

In the second quarter of 2002, average transaction prices for Great Lakes 2x4 studs were lower by US$38/MFBM and prices for random lengths were lower by US$11/MFBM compared to the corresponding quarter in 2001. On a year-to-date basis, however, average transaction prices for Great Lakes 2x4 studs were higher by US$9/MFBM and random lengths were higher by US$25/MFBM compared to the first six months of 2001.

Production Efficiency

In the Wood business, we continued to pursue our sawmill modernization aimed at improving profitability. Productivity improvements were seen at the Malartic, Matagami, White River and Nairn sawmills. We will continue to examine any opportunity that may further improve the profitability of the Wood business such as additional cost reductions and other strategic options.

In June 2002, due to the Canada-US softwood lumber dispute, we ceased operations at the Ste-Marie and Ste-Aurélie sawmills for an undetermined period of time. Also in June 2002, the Malartic sawmill halted production due to a shortage in timber supply resulting from a dispute between the Long Point First Nation and the Government of Québec. Domtar was pleased to announce that production would resume at the Malartic sawmill on July 15, 2002 since an interim agreement was reached between the two parties. The Grand-Remous sawmill has also ceased operations on July 26, 2002 due to a similar dispute between the Barriere Lake First Nation and the governments of Québec and Canada. Parties came to an agreement on July 26, 2002, and as such, the mill will be able to resume operations in seven to ten weeks.

The Forest Resources Group continued to play an active role in forest certification to ensure that certified wood supply will be available to meet market needs.

Selected Information

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	161	143	296	265
Operating profit (millions of Canadian dollars)	18	21	35	40
Shipments[1]:				
Containerboard ('000 ST)	93	90	172	173
Corrugated containers (millions of square feet)	1,703	1,342	3,166	2,577
Benchmark nominal prices[2]:				
Linerboard 42 lb (US$/ton)	415	452	416	456

1 Represents 50% of Norampac's trade shipments.
2 Source: Pulp & Paper Week.

Sales, Shipments and Operating profit

Our 50% share of Norampac's net sales, representing 11% of our consolidated net sales in the second quarter of 2002, amounted to $161 million, an increase of $18 million (or 13%) compared to the second quarter of 2001. This was primarily due to an increase in corrugated containers shipments related to Norampac's recent acquisitions. Not taking into account the recently acquired facilities, shipments of corrugated containers and containerboard increased compared to the second quarter of 2001. On a year-to-date basis, Domtar's 50% share of the net sales of Norampac amounted to $296 million, an increase of $31 million (or 12%) compared to the corresponding period last year for the same reasons stated above.

Our 50% share of Norampac's operating profit amounted to $18 million, a decrease of $3 million (or 14%) from the $21 million reported in the second quarter of 2001. This reduction is mainly attributable to an increase in recycled fiber costs and a decline in average transaction prices of containerboard. On a year-to-date basis, the operating profit amounted to $35 million, a $5 million decrease (or 13%) compared to the same period last year, mainly due to the same reasons as stated for the quarter-over-quarter analysis.

Pricing Environment

Overall, containerboard transaction prices in the second quarter of 2002 decreased by US$16/ton compared to the second quarter of 2001. On a year-to-date basis, average kraft linerboard transaction price decreased by US$33/ton compared to the first half of 2001. Price increases of US$40/ton for medium and US$30/ton for linerboard have been announced for July 2002, as well as a 9% price increase for corrugated boxes.

Production Efficiency

During the second quarter of 2002, Norampac took market-related downtime at its containerboard mills for a total of 24,000 tons, representing approximately 7% of the second quarter 2002 North American production capacity. For the first half of the year, downtime amounted to 56,000 tons which represents approximately 8% of North American capacity for that period. This reflects Norampac's commitment to adjust production to customers' needs.

Financing Expenses and Income Taxes

Financing Expenses

During the second quarter of 2002, financing expenses were $43 million, a $35 million increase compared to the second quarter of 2001, mainly due to the additional indebtedness we incurred with respect to the Acquisition and by the recognition in 2001 of $15 million of unrealized foreign exchange gains in accordance with amended accounting recommendations. On a year-to-date basis, financing expenses amounted to $95 million, a $45 million increase compared to the first six months of 2001 primarily due to the additional indebtedness we incurred with respect to the Acquisition.

Income Taxes

Our income tax expense for the second quarter of 2002 was $21 million, or an effective tax rate of 27.6%, compared to an income tax recovery of $6 million in the corresponding period of 2001. The second quarter of 2001 income tax expense was affected by a $33 million reduction as a result of a decrease in future income tax liabilities due to a reduction in enacted income tax rates, mainly in Ontario. Excluding this adjustment, the effective tax rate for the second quarter of 2001 was 33.3%. On a year-to-date basis, the effective tax rate was 22.8%, compared to 36.4% in the corresponding period of 2001 when excluding the reduction mentioned above. The reduction in the effective tax rate for 2002 reflects lower overall income taxes applicable to Domtar Inc. and its subsidiaries in certain jurisdictions.

Liquidity and Capital Resources

Selected Information

(In millions of Canadian dollars)	Three months ended June 30 2002	2001	Six months ended June 30 2002	2001
Cash flows provided from operating activities before changes in working capital and other items	172	117	290	221
Changes in working capital and other items	85	26	(32)	(83)
Cash flows provided from operating activities	257	143	258	138
Net capital expenditures	(42)	(57)	(69)	(112)
Free cash flow	215	86	189	26

	June 30, 2002	Dec. 31, 2001
Net debt-to-total-capitalization ratio (in %)	52	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility.

Cash flows provided from operating activities in the first six months of 2002 amounted to $258 million, a $120 million increase compared to the corresponding period of 2001. This increase was mainly due to an increase in EBITDA as well as a reduction in working capital requirements.

Net capital expenditures for the first six months ended June 30, 2002 amounted to $69 million, a $43 million decrease compared to the same period of 2001. We intend to limit our annual capital expenditures for 2002 and 2003 to 75% of amortization, or approximately $290 million per year. This amount includes approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net capital expenditures) for the first half of 2002 totaled $189 million compared to $26 million in the corresponding period of 2001, reflecting our reduced level of capital spending, increase in EBITDA as well as a reduction in working capital requirements. Free cash flow generated in the first six months of 2002 was applied primarily to debt reduction.

As at June 30, 2002 our net debt-to-total-capitalization ratio was 52%, a decrease of 3% compared to December 31, 2001. Our net debt decreased due to debt repayment as well as to the favorable effect of a stronger Canadian dollar as at June 30, 2002 on the value of our U.S. dollar denominated debt. Net indebtedness, including our 50% share of the net indebtedness of Norampac of $222 million, was $2,655 million as at June 30, 2002 compared to $2,919 million at the end of 2001, including our 50% share of the net indebtedness of Norampac of $192 million.

As at June 30, 2002 the off balance sheet sales of receivables represented $231 million compared to $238 million as at December 31, 2001. We expect to continue to sell receivables in the future on an ongoing basis, since the implicit interest rate on sales of receivables is lower than the interest rate on borrowing alternatives. If we are unable to do so in the future, our working capital requirements would increase. Such sales of receivables are also subject to Domtar retaining specified credit ratings.

As at June 30, 2002 the remainder of the US$1 billion bank term loan totaled US$640 million, a decrease of US$90 million since December 31, 2001. The term loan bears interest based on the U.S. dollar LIBOR rate, or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at June 30, 2002 our US$500 million revolving credit facility was undrawn and letters of credit totaling $18 million were outstanding, resulting in US$488 million of availability under this facility. As at December 31, 2001 $15 million of the US$500 million revolving credit facility was drawn in the form of overdraft and included in "Bank Indebtedness" and letters of credit totaling $11 million were outstanding. Borrowings under the existing revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating.

The indentures or agreements under which some of our debt was issued contain covenants, including a limitation on the amount of dividends on our shares that we may pay, on the amount of shares that we may repurchase for cancellation and on the amount of new debt we may incur. Our bank facilities contain certain restrictive quarterly covenants. Our US$500 million unsecured revolving credit facility also requires commitment fees in accordance with standard banking practices.

As at July 31, 2002 we had 227,437,781 common shares, 69,576 Series A Preferred Shares and 1,770,000 Series B Preferred Shares, which were issued and outstanding.

Risks and Uncertainties

Product Prices
Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See Sensitivity Analysis.)

Operating Costs
Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

Competition
The uncoated freesheet market is currently undergoing substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in this market. The coated paper products market is large and subject to global competition. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

Foreign Exchange
Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are principally driven by U.S. prices of similar products. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. We generate approximately $1 billion of U.S. dollar denominated annual sales from our Canadian operations. Our hedging arrangements as at June 30, 2002 totaling US$671 million (of which US$319 million matures within 2002) protect the value of part of our expected net U.S. dollar cash inflows at an average exchange rate of 1.45 for the next two years, and they limit Domtar from benefiting from a higher U.S. dollar to a maximum of an average exchange rate of 1.52 for that same period.

Environmental Regulations
The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be subject to significant fines and to orders requiring additional expenditures, which could affect our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment. As at June 30, 2002 we made environmental capital expenditures of $1 million mostly for the improvement of air emissions.

Environmental Liabilities
We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As at June 30, 2002 we had a provision of $49 million for known and determinable site remediation costs, primarily in connection with our former wood preserving business, which we sold in 1993, and relating to sites in various provinces and states. The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits, which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

Legal Actions

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at June 30, 2002 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

Lumber Export Duties

Our sales of Wood represent approximately 10% of our consolidated net sales and we export approximately 62% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. On May 2, 2002 the United States International Trade Commission rendered its final determination of injury and consequently, cash duties of 27.72% must be applied on Canadian exports of softwood lumber to the United States as of May 22, 2002. Since the duties are to be applied prospectively, Domtar reversed its $28 million provision ($19 million net of income taxes) it had recorded in the second half of 2001 and in the first quarter of 2002 ($20 million and $8 million, respectively). The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We may experience reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)	Annual impact on [c]		
	Operating Profit	Net Earnings	Earnings Per Share
Each US$10/unit change in price of: [a]	$	$	$
Papers			
Copy and offset grades	19	12	0.05
Uncoated printing & publishing and premium imaging grades	11	7	0.03
Coated printing & publishing grades	6	4	0.02
Technical & specialty grades	6	4	0.02
Pulp – net position	7	5	0.02
Wood			
Lumber	15	10	0.04
Packaging			
Containerboard	6	4	0.02
Foreign exchange			
CAN 1¢ change in relative value to the U.S. dollar			
After hedging [b]	4	3	0.01
Before hedging	10	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt	N/A	9	0.04

(a) Based on 2002 capacity (in tons or MFBM).
(b) Based on currency hedging portfolio for the period of January 1 to December 31, 2002.
(c) Based on an exchange rate of 1.55 and a marginal tax rate of 35%.

Benchmark Nominal Prices [1]	1995	1996	1997	1998	1999	2000	2001	Q2 2001	Q2 2002
Papers:									
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	823	780
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	723	690
Coated publication, no. 3, 60 lb, rolls (US$/ton)	1,200	943	941	909	851	948	853	840	740
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	568	482
Wood:									
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	414	366
Packaging:									
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	452	415

	1995	1996	1997	1998	1999	2000	2001	Q2 2001	Q2 2002
Selling price index	120%	100%	99%	94%	93%	102%			
Selling price index after Acquisition							96%	97%	92%

1 Source: Pulp & Paper Week and Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.

Accounting Changes

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002 we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. Except for stock-based compensation that meets specific criteria, the recommandations do not require the use of the fair value method when accounting for stock-based awards to employees.

We have chosen to record an expense for the stock options granted to employees using the fair value method. In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $1 million for the six months ended June 30, 2002.

Foreign Currency Translation

Effective January 1, 2002 we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and six months ended June 30, 2001 were decreased by $15 million ($11 million net of income taxes) and increased by $2 million ($2 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001 were increased by $15 million ($12 million net of income taxes).

We have designated all of our U.S. dollar denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt, the exchange gains and losses are included in "Financing expenses".

Goodwill and Intangible Assets

Effective January 1, 2002 we have adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, we have performed the impairment test of our goodwill and have determined that no write down for impairment was necessary. Also, we have reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment", an amount of $12 million, resulting from prior years' acquisitions that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter, or $4 million for the year.

Outlook

We remain confident in the long-term fundamentals of the uncoated freesheet market. While the economic outlook for the balance of the year is difficult to predict, we believe that our acquisition of four paper mills in the United States, our profit improvement initiatives and our customer focus strategy position us to compete effectively in difficult conditions and also enable us to take full advantage of any improvements in the economy.

Consolidated Financial Statements

Consolidated Earnings

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30 2002	2002	2001	Six months ended June 30 2002	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net sales	932	1,416	944	1,807	2,744	1,898
Operating expenses						
Cost of sales	734	1,114	744	1,441	2,188	1,503
Selling, general and administrative	55	85	51	109	166	108
Amortization	65	99	61	129	195	121
Closure costs (Note 6)	–	–	–	29	45	–
	854	1,298	856	1,708	2,594	1,732
Operating profit	78	118	88	99	150	166
Financing expenses	28	43	8	62	95	50
Amortization of deferred gain	–	(1)	(1)	(1)	(2)	(2)
Earnings before income taxes	50	76	81	38	57	118
Income tax expense (recovery) (Note 8)	14	21	(6)	9	13	10
Net earnings	36	55	87	29	44	108
Per common share (Note 5)						
Net earnings						
Basic	0.15	0.24	0.48	0.12	0.19	0.59
Diluted	0.15	0.24	0.47	0.12	0.19	0.58
Weighted average number of common shares outstanding (millions)						
Basic	227.3	227.3	180.7	226.9	226.9	180.5
Diluted	228.3	228.3	181.6	227.9	227.9	181.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Retained Earnings

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30 2002	2002	2001	Six months ended June 30 2002	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Retained earnings at beginning of period – as reported	413	626	583	447	679	557
Cumulative effect of changes in accounting policies (Note 2)	–	–	(35)	(22)	(34)	(22)
Retained earnings at beginning of period – as restated	413	626	548	425	645	535
Net earnings	36	55	87	29	44	108
Dividends on common shares	(5)	(8)	(6)	(10)	(16)	(12)
Dividends on preferred shares	(1)	(1)	(1)	(1)	(1)	(2)
Premium on purchase for cancellation of common shares	–	–	–	–	–	(1)
Retained earnings at end of period	443	672	628	443	672	628

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions of Canadian dollars, unless otherwise noted)	June 30 2002 (Unaudited) US$ (Note 3)	June 30 2002 (Unaudited) $	December 31 2001 Restated (Note 2) $
Assets			
Current assets			
Cash and cash equivalents	42	64	36
Receivables	239	362	300
Inventories	466	708	779
Prepaid expenses	17	26	24
Future income taxes	19	29	29
	783	1,189	1,168
Property, plant and equipment	3,528	5,358	5,612
Goodwill	52	79	62
Other assets	109	165	213
	4,472	6,791	7,055
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	23	35	45
Trade and other payables	462	702	719
Income and other taxes payable	13	19	19
Long-term debt due within one year	41	62	38
	539	818	821
Long-term debt	1,727	2,622	2,872
Future income taxes	348	529	528
Other liabilities and deferred credits	242	368	408
Shareholders' equity			
Preferred shares	30	46	48
Common shares	1,151	1,748	1,731
Retained earnings	443	672	645
Accumulated foreign currency translation adjustments	(8)	(12)	2
	1,616	2,454	2,426
	4,472	6,791	7,055

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30			Six months ended June 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Operating activities						
Net earnings	36	55	87	29	44	108
Non-cash items:						
Amortization	65	99	61	138	209	121
Future income taxes	10	15	(17)	1	1	(13)
Amortization of deferred gain	–	(1)	(1)	(1)	(2)	(2)
Closure costs excluding write down of property, plant and equipment (Note 6)	–	–	–	20	31	–
Other	2	4	(13)	4	7	7
	113	172	117	191	290	221
Changes in working capital and other items						
Receivables	19	29	19	(22)	(33)	(17)
Inventories	46	70	29	39	59	(24)
Prepaid expenses	(1)	(1)	1	(1)	(2)	(5)
Trade and other payables	(12)	(18)	(23)	(41)	(62)	(44)
Income and other taxes payable	1	1	–	–	–	7
Other	3	4	–	4	6	–
	56	85	26	(21)	(32)	(83)
Cash flows provided from operating activities	169	257	143	170	258	138
Investing activities						
Net additions to property, plant and equipment	(28)	(42)	(57)	(45)	(69)	(112)
Business acquisitions (Note 4)	(1)	(1)	(25)	(18)	(27)	(25)
Other	1	1	(10)	(10)	(15)	(17)
Cash flows used for investing activities	(28)	(42)	(92)	(73)	(111)	(154)
Financing activities						
Dividend payments	(6)	(9)	(7)	(11)	(17)	(14)
Change in bank indebtedness	(6)	(10)	(16)	(7)	(10)	(31)
Change in revolving bank credit, net of expenses	(38)	(58)	(28)	24	36	62
Repayment of long-term debt	(94)	(142)	(16)	(94)	(142)	(16)
Common shares issued, net of expenses	2	3	1	10	15	3
Redemptions of preferred shares	–	–	–	(1)	(1)	(1)
Cash flows provided from (used for) financing activities	(142)	(216)	(66)	(79)	(119)	3
Net increase (decrease) in cash and cash equivalents	(1)	(1)	(15)	18	28	(13)
Cash and cash equivalents at beginning of period	43	65	31	24	36	29
Cash and cash equivalents at end of period	42	64	16	42	64	16

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Three months and six months ended June 30 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

1. Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at June 30, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the three months and six months ended June 30, 2002 and 2001.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in note 2.

2. Accounting Changes

Stock-based compensation and other stock-based payments

Effective January 1, 2002 Domtar has adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. Except for stock-based compensation that meets specific criteria, the recommendations do not require the use of the fair value method when accounting for stock-based awards to employees.

Domtar has chosen to record an expense for the stock options granted to employees using the fair value method. In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $1 million for the six months ended June 30, 2002.

Foreign currency translation

Effective January 1, 2002 Domtar has adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and six months ended June 30, 2001 were decreased by $15 million ($11 million net of income taxes) and increased by $2 million ($2 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001 were increased by $15 million ($12 million net of income taxes).

The Corporation has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac (a 50-50 joint venture with Cascades Inc.) has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in "Financing expenses".

Goodwill and intangible assets

Effective January 1, 2002 Domtar has adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, the Corporation has performed the impairment test of its goodwill and has determined that no write down for impairment was necessary. Also, the Corporation reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment", an amount of $12 million, resulting from prior years' acquisitions, that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter, or $4 million for the year.

(In millions of Canadian dollars, unless otherwise noted)

3. United States Dollar Amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2002 month-end rate of CAN$1.5187 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4. Business Acquisitions

On January 21, 2002, Norampac acquired all the issued and outstanding shares of Star Container Corp., a corrugated products converting plant located in Leominster, Massachusetts for a total cash consideration of approximately $50 million. Also in 2002, Norampac acquired other businesses for a total cash consideration of $3 million. The Corporation's proportionate share of these acquisitions is $27 million in 2002.

5. Earnings per Share

The following table provides the reconciliation between basic and diluted earnings per share:

	Three months ended June 30			Six months ended June 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net earnings	36	55	87	29	44	108
Dividend requirements of preferred shares	1	1	1	1	1	2
Net earnings applicable to common shares	35	54	86	28	43	106
Weighted average number of common shares outstanding (millions)	227.3	227.3	180.7	226.9	226.9	180.5
Effect of dilutive stock options (millions)	1.0	1.0	0.9	1.0	1.0	0.8
Weighted average number of diluted common shares outstanding (millions)	228.3	228.3	181.6	227.9	227.9	181.3
Basic earnings per share	0.15	0.24	0.48	0.12	0.19	0.59
Diluted earnings per share	0.15	0.24	0.47	0.12	0.19	0.58

6. Closure Costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition. In accordance with CICA recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the six months ended June 30, 2002 earnings.

7. Segmented Disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

Papers – represents the aggregation of the manufacturing and distribution of business, printing and publishing, and technical and specialty papers, as well as pulp.

Paper Merchants – involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by both Domtar as well as by other manufacturers.

Wood – includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources.

Packaging – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at market value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

Segmented data

	Three months ended June 30			Six months ended June 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net sales						
Papers	575	873	467	1,154	1,753	967
Paper Merchants	196	298	294	393	597	612
Wood[(a)]	123	187	138	201	306	248
Packaging	107	163	144	198	300	270
Total for reportable segments	1,001	1,521	1,043	1,946	2,956	2,097
Intersegment sales–Papers	(55)	(83)	(72)	(114)	(173)	(145)
Intersegment sales–Wood	(13)	(20)	(26)	(23)	(35)	(49)
Intersegment sales–Packaging	(1)	(2)	(1)	(2)	(4)	(5)
Consolidated net sales	932	1,416	944	1,807	2,744	1,898
Amortization						
Papers[(b)]	52	79	45	113	171	90
Paper Merchants	1	1	1	1	2	2
Wood	6	10	7	13	19	14
Packaging	5	8	7	10	15	14
Total for reportable segments	64	98	60	137	207	120
Corporate	1	1	1	1	2	1
Consolidated amortization	65	99	61	138	209	121

(in millions of Canadian dollars, unless otherwise noted)

7. Segmented Disclosures (continued)

	Three months ended June 30			Six months ended June 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Operating profit (loss)						
Papers[b]	39	60	44	52	78	118
Paper Merchants	5	7	5	9	14	10
Wood[a]	22	33	4	15	23	(16)
Packaging	12	18	21	23	35	40
Total for reportable segments	78	118	74	99	150	152
Corporate[c]	–	–	14	–	–	14
Consolidated operating profit	78	118	88	99	150	166
Net additions to property, plant and equipment						
Papers	18	27	29	29	44	63
Paper Merchants	–	–	1	1	1	3
Wood	6	8	15	7	11	29
Packaging	3	5	11	6	10	17
Total for reportable segments	27	40	56	43	66	112
Corporate	1	2	1	3	4	2
Disposals of property, plant and equipment	–	–	–	(1)	(1)	(2)
Consolidated net additions to property, plant and equipment	28	42	57	45	69	112

	June 30 2002 (Unaudited)	June 30 2002 (Unaudited)	December 31 2001 Restated (Note 2)
	US$ (Note 3)	$	$
Segmented assets			
Papers	3,424	5,200	5,512
Paper Merchants	117	178	208
Wood	402	610	563
Packaging	430	653	626
Total for reportable segments	4,373	6,641	6,909
Corporate	99	150	146
Consolidated assets	4,472	6,791	7,055

(a) The net sales and the operating profit for the three months and six months ended June 30, 2002 reflect a reversal of a $28 million provision ($20 million recorded in the second half of 2001 and $8 million recorded in the first quarter of 2002) for countervailing and antidumping duties on exports of softwood lumber to the United States.
(b) The 2002 year-to-date results reflect a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the shutdown of the St. Catharines, Ontario, paper mill.
(c) The three months and six months ended June 30, 2001, include $16 million related to the cashing in of certain insurance policies.

8. Income Taxes

Income tax expense has been reduced by $33 million as a result of a reduction in statutory enacted income tax rates in June 2001. Excluding this item, income tax expense for the three months and six months ended June 30, 2001 would have been $23 million and $43 million, respectively.

9. Comparative Figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

Your life, our products









	Customers	Products	Applications
Papers 56% (1)	**Business papers** Business offices Homes	Copy Premium imaging	Photocopies Office documents Presentations
	Printing and publishing papers Commercial printers and publishers	Offset Business converting Lightweight uncoated Opaques Text and cover Lightweight coated Premium coated Regular coated	Pamphlets Brochures Direct mail Commercial printing Forms and envelopes Stationery Annual reports Books Catalogues Magazines
Paper Merchants 21% (1)	**Technical and specialty papers** Converters and makers of end products	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables	Food and candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Wood 12% (1)	**Value-added and dimensional lumber** Home improvement centers Wholesalers and distributors	Premium, J-Grade, Decking, MSR, I-Joist Dimensional lumber Studs	Building and remodeling Residential construction
	Wood components Re-manufacturers of wood products	Wood components	Re-manufactured into bed frames, shelving, door and window components, etc
Packaging 11% (1)	**Packaging** Makers of boxes End users of container-board boxes	Custom made boxes	Packaging of very small to very large objects

(1) As per net sales in 2nd quarter of 2002.

Highlights

Net sales
(In millions of CAN$)


832
954 945 954 944
1,117
1302
1,328
1,416
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

EBITDA
(In millions of CAN$)


180 181
157
138
149
163
157
128
217
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

Net earnings (loss)
(In millions of CAN$)


63
57
80
87
21
14
18
(11)
55
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

Net earnings (loss) per share (basic)
(in CAN$)


0.34
0.31
0.43
0.48
0.11
0.08 0.08
(0.05)
0.24
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

2000[2] □2001[2] □2002

Selected Financial Data

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30	March 31	June 30[2]	Year ended December 31[2]	
	(Unaudited)				
	2002	2002	2001	2001	2000
	$	$	$	$	$
Operating results					
Net sales	1,416	1,328	944	4,377	3,598
EBITDA[1]	217	142	149	607	715
Operating profit	118	32	88	313	476
Financing expenses	43	52	8	167	119
Net earnings (loss)	55	(11)	87	140	262
Net earnings (loss) per common share	0.24	(0.05)	0.48	0.72	1.42
Cash flows provided from operating activities per common share	1.13	–	0.79	3.80	3.21
Weighted average number of common shares outstanding (millions)	227.3	226.5	180.7	191.2	182.9
Balance sheet data					
Total assets	6,791			7,055	4,235
Long-term debt	2,684			2,872	973
Shareholders' equity	2,454			2,426	1,809
Net debt-to-total-capitalization	52%			55%	36%
Book value per common share	10.59			10.51	9.79
Others					
Cash flows from operating activities	257			727	587
Free cash flow	215			441	345
Annualized return on equity (ROE)	9%			7%	16%

1 Earnings before interest expense, income taxes and amortization.

2 Figures have been restated to reflect the application of amended accounting recommendations.

Relative performance – DTC Index:1998 = 1


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Domtar stock price


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Domtar